Exhibit 1

JACADA LTD.
11 Shenkar Street
Herzliya 46725, Israel
November 11, 2014

NOTICE OF 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the Shareholders of Jacada Ltd.:

NOTICE IS HEREBY GIVEN that the 2014 Annual General Meeting of Shareholders, or the Meeting, of Jacada Ltd., a company formed under the laws of the State of Israel, or the Company, will be held at 10:00 a.m. (Israel time) on Tuesday, November 11, 2014, at the Company’s offices at 11 Shenkar Street, Herzliya 46725, Israel, for the following purposes:

 (1) To re-elect each of Messrs. Gideon Hollander and Yossie Hollander to the Company’s Board of Directors, or the Board, to serve as a Class III director for a three year term, until the third annual general meeting of shareholders following the Meeting and until the due qualification of his successor.

(2) To approve the extension of, and amendment to, the engagement terms of Mr. Gideon Hollander, our Co-Chief Executive Officer and Chairman of the Board.

(3) To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2014 and for such additional period until the next annual general meeting of shareholders, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee.

At the Meeting, we will also present and discuss our audited annual consolidated financial statements for the fiscal year ended December 31, 2013, as made available to the Company’s shareholders. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board has approved each of the above proposals and recommends that you vote in favor thereof.

The presence in person or by proxy of two or more shareholders possessing at least at least 33 1/3% of the Company’s voting power will constitute a quorum at the Meeting. In the absence of a quorum within one half-hour of the scheduled time for the Meeting, the Meeting will be adjourned for one week and will be held on Tuesday, November 18, 2014 at the same time and place. At such adjourned meeting, if within one half -hour from the time designated for the meeting a quorum is not present, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum. Approval of each of the above proposals requires the affirmative vote of a majority of the ordinary shares present (in person or by proxy) and voting (not including abstentions) at the Meeting (or at any adjournment thereof). In addition to the simple majority described in the previous sentence, the approval of Proposal 2 also requires that either:

•
the majority voted in favor of the amendment to the engagement terms of Mr. Hollander includes a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of such amendment that are voted at the Meeting, excluding abstentions; or

•
the total number of ordinary shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the amendment to the engagement terms of Mr. Hollander does not exceed two percent (2%) of the aggregate voting rights in the Company.

Shareholders of record at the close of business on October 3, 2014 are entitled to notice of and to vote at the Meeting.  The proposals and details with respect to the Meeting will be described more fully in a proxy statement that the Company will make available to its shareholders of record, which we urge you to read in its entirety.  That proxy statement and a related proxy card will be furnished to the Securities and Exchange Commission , or the SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov . The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on October 7, 2014 at the registered office of the Company, 11 Shankar St. Entrance 4, Herzliya 46725, Israel, from Sunday to Thursday, 10:00 a.m. to 5:00 p.m. (Israel time).  Our telephone number at our registered office is +972-9 952-5900.

You can vote either by mailing in your proxy or in person by attending the Meeting.  If voting by mail, the proxy must be received by the Company’s transfer agent or at its registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of our ordinary shares voted at the Meeting. Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” Proposals (1) and (3) described above (but will not be voted with respect to Proposal 2)  If you attend the Meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

By Order of the Board, Gideon Hollander Chairman of the Board of Directors

ii

JACADA LTD.
11 Shenkar Street
Herzliya 46725, Israel
Tel: +972-3-767-9360

PROXY STATEMENT

2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Jacada Ltd., hereinafter referred to as Jacada or the Company, to be voted at the 2014 Annual General Meeting of Shareholders of the Company, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of the 2014 Annual General Meeting of Shareholders.  The Meeting will be held at 10:00 a.m. (Israel time) on Tuesday, November 11, 2014, at the Company’s offices at 11 Shenkar Street, Herzliya 46725, Israel.

This Proxy Statement, the attached Notice of the 2014 Annual General Meeting of Shareholders and the enclosed proxy card, are being mailed to shareholders on or about October 7, 2014.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares of our Company, par value 0.04 New Israeli Shekels per share, or ordinary shares, as of the close of business on October 3, 2014, the record date for the Meeting.  You can vote your shares by attending the Meeting or by following the instructions under “Proxy Procedure” below.  Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Jacada is a company existing under the laws of the State of Israel. The solicitation of proxies pursuant to this Proxy Statement relates to securities of an Israeli issuer and is being effected in accordance with Israeli corporate laws and the regulations promulgated thereunder. The proxy solicitation rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are not applicable to the Company or this solicitation and, accordingly, this solicitation is not being effected in accordance with such rules. Shareholders should be aware that disclosure requirements under Israeli laws may be different from such requirements under U.S. securities laws. Shareholders should also be aware that requirements under Israeli laws as they relate to Israeli corporations may differ from requirements under U.S. corporate and securities laws as they apply to U.S. corporations.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company exists under the laws of Israel and that some or all of its officers and directors are not residents of the United States and that all or a substantial portion of its assets may be located outside the United States. Shareholders may not be able to sue an Israeli company or its officers or directors in an Israeli court for violations of U.S. securities laws.  It may be difficult to compel an Israeli company and its affiliates to subject themselves to a judgment by a U.S. court.

2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Date, Time and Place of Meeting

The Meeting will be held at 10:00 a.m. (Israel time) on Tuesday, November 11, 2014, at the Company’s offices at 11 Shenkar Street, Herzliya 46725, Israel.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following proposals:

(1)
Re-election of each of Messrs. Gideon Hollander and Yossie Hollander to the Company’s Board, to serve as a Class III director for a three year term, until the third annual general meeting of shareholders following the Meeting and until the due qualification of their respective successors.

(2)
Approval of three year extension of, and amendment to, the engagement terms of Mr. Gideon Hollander, our Co-Chief Executive Officer and Chairman of the Board; if during such three year period we terminate his engagement without cause, he will receive severance payments over the course of a one year period during which he will continue to provide his consultant services to our Company.

(3)
Approval of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2014 and for such additional period until the next annual general meeting of shareholders, and the authorization of the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee.

At the Meeting, we will also present and discuss our audited annual consolidated financial statements for the fiscal year ended December 31, 2013, as made available to the Company’s shareholders. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

Other than the proposals listed above, the Company is not aware of any other matter that will come before the Meeting.  If any other matter properly comes before the Meeting, the persons designated as proxies intend to vote on such matter in accordance with the judgment of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of Proposals 1 through 3.

Voting Procedure

Only holders of record of our ordinary shares as of the close of business on October 3, 2014 are entitled to notice of, and to vote in person or by proxy at, the Meeting.  As of October 3, 2014, the record date for determination of shareholders entitled to vote at the Meeting, there were 4,161,082 ordinary shares issued and outstanding (excluding 1,111,796 ordinary shares held by the Company as treasury shares).

•
Voting in Person.  If your ordinary shares are registered directly in your name with the Company’s transfer agent (that is, you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (that is, your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for ordinary shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by the Company’s transfer agent or at the Company’s registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given or the directions provided are not in accordance with the options listed on a proxy card, such ordinary shares will be voted FOR Proposals 1 and 3 but will not be voted in respect of Proposal 2.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by (i) delivering a written notice of revocation to the Company’s Secretary, at the address of the Company set forth herein, (ii) granting a new proxy bearing a later date, or (iii) attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee, or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your ordinary shares, by attending the Meeting and voting in person.

Quorum

Pursuant to the Company’s articles of association, as amended, or the Articles, the presence of at least two shareholders, holding at least 33 1/3% of the Company’s outstanding voting power, represented in person or by proxy at the Meeting, will constitute a quorum.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the next week, at the same time and place (unless such day shall fall on a public holiday either in Israel or the United States, in which case the Meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday).  If within half an hour from the time designated for the reconvened Meeting a quorum is not present, any two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened.

Abstentions will be counted towards the quorum.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum purposes.

Vote Required for Approval of the Proposals

The approval of each of the above proposals requires the affirmative vote of a majority of the ordinary shares present (in person or by proxy) and voting (not including abstentions) at the Meeting (or at any adjournment thereof). In addition to the simple majority described in the previous sentence, the approval of Proposal 2 (extension of the engagement term of Mr. Gideon Hollander and changes to the compensation package offered to him in the case of termination of his engagement by the Company) also requires that either of the following conditions be met: (i) the majority voted in favor of the proposal includes at least a majority of the votes of non-controlling shareholders who also lack a personal interest in the approval of the compensation package and who vote on the proposal (not including abstentions) or (ii) the total number of votes of such non-controlling, disinterested shareholders voting against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

With respect to the approval of Proposal 2, the Israeli Companies Law, 5759-1999, or the Companies Law, requires that each shareholder voting on that proposal indicate whether or not the shareholder has a personal interest in the approval of the proposal.  Otherwise, the shareholder will not be deemed a disinterested shareholder and, accordingly, his, her or its vote will not count towards the special majority required for the approval of the proposal.

Under the Companies Law, a “personal interest” of a shareholder includes any personal interest possessed by the shareholder’s spouse, siblings, parents, grandparents or descendants; spouse’s descendants, siblings or parents; and the spouses of any of the foregoing, and also includes any interest held by any corporation in which the shareholder owns 5% or more of the share capital, is a director or general manager or in which he or she has the right to appoint at least one director or the general manager.

A personal interest furthermore includes the personal interest of a person for whom the shareholder holds a voting proxy or the interest of the shareholder with respect to his or her vote on behalf of the person for whom he or she holds a proxy even if such shareholder itself has no personal interest in the approval of the matter. A personal interest excludes, however, an interest arising solely from the ownership of shares (although, as indicated in the preceding paragraph, any controlling shareholder of the Company will anyway be excluded in determining whether the special majority required for approval of this proposal has been met).

A “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company). For these purposes, a shareholder is deemed to be a controlling shareholder if he, she or it possesses, by itself or together with others who also possess a personal interest in the approval of the same transaction, twenty-five percent (25%) or more of the voting rights in the Company if no other shareholder possesses more than fifty percent (50%) of the voting rights in the Company.

Since it is highly unlikely that any of our public shareholders has a personal interest in the approval of Proposal 2 and in order to avoid confusion in the voting and tabulation process, any shareholder who returns a proxy card with respect to Proposal 2, whether voting “For” or “Against” the proposal, will be deemed to be confirming that he, she or it has no personal interest with respect to the subject matter of the proposal.  If you are a controlling shareholder or possess a personal interest and wish to vote “For” or “Against” such proposal, you should indicate as such in the space on the enclosed proxy card and should also contact our General Counsel at (770) 776-2215 (Fax: (770) 810-4319), who will advise you as to how to submit your vote.  If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest, you may also contact the representative managing your account, who could then contact our General Counsel on your behalf.

In tabulating the voting results for the proposals, ordinary shares that constitute broker non-votes and abstentions are not considered votes cast on the proposals.  As described above with respect to quorum requirements, unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will also not be counted for purposes of determining whether the requisite majorities have been achieved for the respective proposals.

Beneficial Ownership of Ordinary Shares by Certain Beneficial Owners and Management

As of October 3, 2014, there were 4,161,082 of our ordinary shares issued and outstanding (excluding 1,111,796 ordinary shares held by the Company as treasury shares).

The following table and related footnotes set forth certain information as of October 3, 2014 (unless otherwise indicated below) regarding the beneficial ownership of our ordinary shares by: (a) each of the Company’s directors; (b) each of the Company’s executive officers; and (c) all shareholders known by the Company to be the beneficial owners of 5% or more of the outstanding ordinary shares, who are referred to below as significant shareholders. Beneficial ownership reflected in the following table is calculated in accordance with the rules under Form 20-F promulgated by the Securities and Exchange Commission, or the SEC, under which an individual or entity is deemed to possess beneficial ownership with respect to a share if he, she or it directly or indirectly possesses or has the right to acquire, within 60 days, sole or joint voting or dispositive power, or the economic benefit of ownership, with respect to such share (whether via a contract, arrangement, understanding, relationship or otherwise). The percentages reflected below are based on 4,161,082 of our ordinary shares issued and outstanding (excluding 1,111,796 ordinary shares held by the Company as treasury shares) as of October 3, 2014, except where indicated that information is based on a Schedule 13G or 13D (or an amendment thereto), in which case the percentage is based solely on the information appearing in the relevant filing as of the date of such filing. Based on information furnished by the owners and except as otherwise noted, the Company believes that the beneficial owners of the shares listed below, have, or share with a spouse, voting and investment power with respect to such shares.  Unless otherwise indicated below, the address of each person listed below is c/o Jacada Ltd., 11 Shenkar Street, Herzliya 46725, Israel

Name of Beneficial Owner	Number of Shares Owned		Percentage of Outstanding Shares
Directors and Executive Officers
Yossie Hollander (1), Director	543,503		13.01%
Gideon Hollander (2), Co-Chief Executive Officer and Chairman of the Board of Directors	412,080		9.85%
Ohad Zuckerman, External Director	29,219	(3)	*
Avner Atsmon, External Director	21,719	(3)	*
Zvia Broida, External Director	_____-___		_-_
Guy Yair Co-Chief Executive Officer	68,747	(3)	1.63%
Caroline Cronin, Chief Financial Officer	10,500	(3)	*
Significant Shareholders
New Resources (4)	230,000		5.5%
Gunar Anstalt (5)	223,750		5.4%
Lloyd I. Miller, III (6)	992,548		18.4%
Kinetic Catalyst Partners LLC (7)	214,573		5.2%

* Represents less than one percent (1%).

(1)
Based on a Directors and Officers Questionnaire submitted to us by Mr. Yossie Hollander.  Consists of 325,320 ordinary shares owned individually by Mr. Hollander, 75,668 ordinary shares owned by Mr. Hollander’s spouse and 125,015 ordinary shares owned individually by Dana Hollander Settlement 1991, LLC, a Nevada limited liability company, as to which Mr. Hollander is an income beneficiary of a trust holding a 99% membership interest therein.  Includes 17,500 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 120,000 ordinary shares owned by Mr. Hollander’ mother, as Mr. Hollander disclaims beneficial ownership of such shares, and an aggregate of 387,400 ordinary shares owned indirectly by various trusts, as equity holders of certain foreign entities, as to which Mr. Hollander and/or his children, as beneficiaries of such trusts, may be deemed to have interests.  Any such interest would be in an indeterminable number of the ordinary shares owned indirectly by such trusts.  Mr. Hollander disclaims beneficial ownership of any ordinary shares so held by such trusts. We make no representation as to the accuracy or completeness of the information reported.  The address of Mr. Hollander is 5901 Peachtree Dunwoody Rd. Building B Suite 550, Atlanta, Georgia 30328.

(2)
Based on a Directors and Officers Questionnaire submitted to us by Mr. Gideon Hollander.  Consists of 391,247 ordinary shares owned individually by Mr. Hollander, and 20,833 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 120,000 ordinary shares owned by Mr. Hollander’ mother, as Mr. Hollander disclaims beneficial ownership of such shares. We make no representation as to the accuracy or completeness of the information reported.  The address of Mr. Hollander is 11 Shenkar Street, Herzliya 46725, Israel.

(3)	These ordinary shares consist of shares issuable upon exercise of options vested currently or within 60 days of October 3, 2014.
(4)
Based on a Schedule 13G filed with the SEC on February 16, 2010.  We make no representation as to the accuracy or completeness of the information reported. New Resources’ address is P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(5)
Based on a Schedule 13G filed with the SEC on February 23, 2010.  We make no representation as to the accuracy or completeness of the information reported. Gunar Anstalt’s address is AeuleStrasse 5, FL-9490 Vaduz, Liechtenstein.

(6)
Based on Amendment No. 2 to Schedule 13G filed by Mr. Lloyd with the SEC on August 29, 2014. The Company makes no representation as to the accuracy or completeness of the information reported. Mr. Miller’s address is 222 Lakeview Avenue, Suite 160-365, West Palm Beach, Florida, 33401.

(7)
Based on a Schedule 13G filed with the SEC on April 1, 2014.  We make no representation as to the accuracy or completeness of the information reported. Robert B. Ashton is the portfolio manager of Kinetic Catalyst Partners LLC, or Kinetic, and in this capacity has the legal power to direct the voting and disposition of the ordinary shares of the Company beneficially owned by Kinetic. The address of this shareholder is 6 Occom Ridge, Hanover, NH 03755.

PROPOSAL 1: RE-ELECTION OF CLASS III DIRECTORS

Background

In accordance with the terms of the Articles, the Board is divided into three classes and the term of office of the Company’s Class III Directors expires on the date of the Meeting.

At the Meeting, it is intended that proxies that are signed and submitted by our shareholders (other than those directing the proxy holders not to vote for the listed nominee) will be voted for the re-election of each of Messrs. Gideon Hollander and Yossie Hollander to the Company’s Board of Directors, to serve as a Class III director for a three year term, until the third annual general meeting of shareholders following the Meeting. If elected, each of Messrs. Gideon Hollander and Yossie Hollander shall hold office for that period of time, unless his office is earlier vacated under any relevant provision of the Articles and/or the Companies Law.

The Proposed Directors

Gideon Hollander was a co-founder of Jacada in 1990. Mr. Hollander has been the Chairman of our Board of Directors since January 2011 and our co-Chief Executive Officer since August 2011, whereby he actively participates in the day to day operations of the Company.  He had also earlier served as our Chairman of the Board of Directors from January 2008 to August 2011 and as our Chief Executive Officer from 1990 to December 2007. From 1988 to 1990, Mr. Hollander worked in the area of research and development at Comverse Technology. From 1982 to 1987, Mr. Hollander served in various technology and management positions in an elite unit of the Israeli Defense Forces, where he specialized in expert systems and user interface design. Two of the projects that Mr. Hollander managed won the most prominent Israeli award for technological innovations. Gideon Hollander is Yossie Hollander’s brother.

Yossie Hollander has been a director of our Company since 1990 and was the Chairman of our Board of Directors from November 1995 to December 2007. Mr. Hollander was a founder, and from 1983 to 1994 served as the Chief Executive Officer, of New Dimension Software Ltd., an enterprise system and management software company that was acquired by BMC Software in April 1999. Mr. Hollander is a member of the executive board of the Weizmann Institute of Science. He is on the board of councilors of the USC Dornsife College of Arts and Sciences and is a member of the Advisory board of the Cornell Atkinson Center for Sustainable Future. Yossie Hollander is Gideon Hollander’s brother.

Office Holder Compensation in 2014

Under Companies Law regulations that were recently adopted, we are required to disclose the compensation of our five most highly compensated senior office holders (as defined in the Companies Law) on an individual basis in the notice of our annual general shareholder meeting or in an accompanying document (such as this Proxy Statement).

The table below outlines the compensation granted to our five most highly compensated senior office holders during or with respect to the year ended December 31, 2013, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive(1)
(in thousands, U.S. dollars)

Name and Principal Position(2)	Base Salary ($)	Benefits and Perquisites ($)(3)	Variable compensation ($)(4)	Equity-Based Compensation ($)(5)	Total ($)
Guy Yair – CO CEO9)	250	25	104	30	409
Gideon Hollander – CO CEO	286			13	299
Steve Herlocher – VP Product and Marketing	185	23	48	5	261
Gal Kimel	127	27	85	1	240
Oren Shefler-General Counsel	110	23	77	2	212

(1)	All amounts reported in the table are in terms of cost to the Company, as recorded in the Company’s financial statements.

(2)
All current executive officers listed in the table are full-time employees or consultants of the Company. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2013.

(3)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), , convalescence pay, , payments for social security, tax gross-up payments and other benefits and perquisites consistent with Jacada’s guidelines.

(4)	Amounts reported in this column refer to commission, incentive and MBO payments which were paid during 2013.

(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2013 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in paragraph (l) of Note 2 to our audited consolidated financial statements, which are included in our annual report on Form 20-F for the year ended December 31, 2013, filed with the SEC on April 30, 2014.

Proposed Resolutions for Proposal 1

It is proposed that at the Meeting the following resolutions be adopted:

(a) “RESOLVED, that Mr. Gideon Hollander be, and hereby is, re-elected to serve as a Class III Director of the Company for an additional term of three years, until the third Annual General Meeting of Shareholders following this Meeting and until the due qualification of his successor.”

(b) “RESOLVED, that Mr. Yossie Hollander be, and hereby is, re-elected to serve as a Class III Director of the Company for an additional term of three years, until the third Annual General Meeting of Shareholders following this Meeting and until the due qualification of his successor.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the re-election of each of  Mr. Gideon Hollander and Mr. Yossi Hollander requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to the resolution approving his election.

Recommendation

The Board of Directors unanimously recommends to the Company’s shareholders to vote in favor of the re-election of each of the above-named directors as Class III Directors of the Company.

PROPOSAL 2: APPROVAL OF AN EXTENSION OF THE ENGAGEMENT
OF MR. GIDEON HOLLANDER AND AMENDMENT OF THE TERMS THEREOF IN RESPECT OF
 THE SEVERANCE PERIOD IN CASE OF TERMINATION THEREOF BY THE COMPANY WITHOUT CAUSE

Background

For the reasons described below, our wholly-independent compensation committee and our Board have determined that it is in the best interest of our Company and our shareholders to (i) extend by three years  the engagement of Mr. Gideon Hollander for consulting services as the active Chairman of our Board of Directors and our co-Chief Executive Officer, and (ii) amend the terms of such engagement to provide for a one year severance period in the event that our Company terminates his engagement without cause.  During that one year severance period, Mr. Hollander would continue to provide consulting services to our Company (as he does currently) and would receive his monthly base compensation as monthly severance payments.

Mr. Gideon Hollander's consulting engagement with our Company, pursuant to which he provides services as the active Chairman of our Board of Directors and our co-Chief Executive Officer, is of an unlimited duration, but either side has the right to terminate the engagement at any time, subject to a requisite notice period.  Despite such unlimited duration from a contractual perspective, under the Companies Law, the terms of employment or engagement of the chief executive officer of a public company such as ours is subject to renewed approval by the company's compensation committee, board of directors and shareholders (in that order) every three years.  The last shareholder meeting at which our shareholders approved the terms of engagement of Mr. Hollander occurred three years ago, at our 2011 annual general shareholder meeting.  As a result, at the Meeting, we will seek our shareholders' approval of the renewal of the engagement of Mr. Hollander as active Chairman of our Board of Directors and our co-Chief Executive Officer for an additional three years, in accordance with the Companies Law requirement.

Besides seeking the extension of Mr. Hollander's engagement, we will furthermore seek to amend the severance terms thereof, to provide Mr. Hollander with a one year notice period in the event that we terminate the engagement without cause. The proposed amendment to Mr. Hollander’s severance terms is consistent with our Compensation Policy, which was approved by our shareholders at our annual general meeting of shareholders in December 2013 (and is attached as Appendix A to our proxy statement for that meeting, which was appended to our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on November 27, 2013).  Under Section 7.3 of the Compensation Policy, in the case of termination of an office holder (as defined under the Companies Law) whose terms of employment are not governed by Israeli employment law, severance payments may be made as set forth in the terms and conditions of employment of such office holder.  Mr. Hollander is the active Chairman of our Board of Directors and our co-Chief Executive Officer and is therefore considered an “office holder”: under the Companies Law.  Because Mr. Hollander’s services to our Company are governed by a consulting arrangement, not an employer-employee relationship, such services are not subject to Israeli employment law and the severance terms thereof may therefore be set by our Company directly with Mr. Hollander in accordance with Section 7.3 of our Compensation Policy.

Notwithstanding its consistency with our Compensation Policy, the proposed amendment to the engagement terms of Mr. Gideon Hollander, as the co-Chief Executive Officer of our Company, requires the approval of our compensation committee, the Board and our shareholders (in that order), under the Companies Law.

In determining to extend by three years, and to provide for a one year severance period for, Mr. Gideon Hollander's engagement by our Company, our compensation committee and our Board (in the latter case, without the participation of Mr. Gideon Hollander) evaluated Mr. Hollander's performance generally and the proposed severance provisions in particular in light of the factors set forth in our Compensation Policy. In approving the extension of Mr. Hollander's engagement by three years, our compensation committee and Board considered the benefits that our Company derives from Mr. Hollander's continued leadership and the flexibility that our Company retains to terminate Mr. Hollander at will during that three year period if beneficial to our Company. In approving the revised severance terms for Mr. Hollander specifically, our compensation committee and Board analyzed each of the factors described in Section 7.4 of our Compensation Policy.  While Section 7.4 relates to a post-termination separation grant and not to the severance amounts payable to Mr. Hollander under Section 7.3 of the Compensation Policy, our compensation committee and our Board believe that the same factors are generally relevant to the rationale for providing one year’s worth of severance payments to Mr. Hollander as well. Among the factors listed in Section 7.4 of the Compensation Policy, our compensation committee and Board considered the following:

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Duration of employment or services: Mr. Gideon Hollander has a long tenure with our Company, beginning with his having served as a co-founder in 1990 and continuing with his service in various other capacities up until the present time. Those periods of service include service as the co-Chief Executive Officer of our Company since August 2011, after having served as Chairman of the Board of Directors from January 2008 to August 2011, and service as co-Chief Executive Officer since August 2011, after having served as Chief Executive Officer from 1990 to December 2007.

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Terms of employment or service. Mr. Gideon Hollander has actively participated in the day to day operations of our Company, first as active Chairman of our Board, and now as co-Chief Executive Officer as well, and under his current engagement, provides services in each of the following areas: R&D, IT, Product Management, Finance and Legal.

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Company performance and office holder’s contribution to achievement of Company’s goals and profitability. In his position as Chief Executive Officer, Mr. Gideon Hollander oversaw our Company’s original NASDAQ listing and its various achievements over time, first in the application integration and web enablement market, and then in our customer service and support market products. He has been highly regarded in our Company for providing strategic vision and innovation-centered leadership, and has focused on ensuring that we deliver high quality solutions.

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Circumstance of termination. The proposed severance payments will only be made in the event that our Company terminates Mr. Hollander’s engagement without cause, in which case Mr. Hollander’s receipt of the payments would be a customary courtesy to a long-standing member of management with a long history of service to our Company.

After considering the above factors and Mr. Hollander’s exceptional contributions to our Company, our compensation committee has recommended and approved, and our Board has also approved and recommends to our shareholders, that Mr. Hollander's engagement be renewed by the maximum three year period under the Companies Law.  Furthermore, our compensation committee and Board have approved and recommended that our shareholders approve that in the event that our Company terminates Mr. Hollander’s consulting engagement with our Company without cause, Mr. Hollander will be entitled to a one year severance period during which Mr. Hollander would continue to provide consulting services to our Company and would receive his monthly base compensation as monthly severance payments.

In making its recommendation, our compensation committee and Board also considered additional background factors required under the Compensation Policy and the Companies Law, consisting of: (a) Mr. Hollander's education, skills, expertise, professional experience, and achievements as detailed in Proposal 1 above; (b) Mr. Hollander's position, responsibilities, and previous compensation arrangements; and (c) the ratio between Mr. Hollander's office and consulting terms and the compensation of other Company employees, in particular the ratio between Mr. Hollander's compensation and the cost of the average and median compensation of such employees.

Our compensation committee further reviewed data concerning comparable, peer companies in our industry, the responsibilities and duties performed by Mr. Hollander, and the compensation paid to comparably situated chief executive officers.

The Board believes the current terms of Mr. Hollander's engagement that will be extended, as modified by the proposed severance period and severance payments, are fair and reasonable considering Jacada’s complex business and global operations and Mr. Hollander's major role in our performance.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that an extension by three years of the engagement of Mr. Gideon Hollander, our Co-Chief Executive Officer and Chairman of the Board, and an amendment to the terms of such engagement pursuant to which if the Company terminates his engagement without cause, he will receive monthly severance payments over the course of a one year period during which he will continue to provide his consultant services to the Company, as described in Proposal 2 of the Proxy Statement, dated October 7, 2014, with respect to the Meeting, be, and hereby are, approved in all respects”.

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the extension of and amendment to the engagement terms for our Co-Chief Executive Officer and Chairman of the Board requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal.  Furthermore, under the Companies Law, the approval of this proposal requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on this proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all of the voting power in our Company.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder has a personal interest in approval of this proposal, and failure to do so disqualifies the shareholder from participating in the vote.  Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card or voting instruction form will be deemed to be confirming that such shareholder, and any related party of such shareholder, has no personal interest with respect to the approval of the foregoing extension and amendment of the engagement terms of Mr. Hollander.  If you believe that you, or a related party of yours, possesses a personal interest and you wish to participate in the vote on this proposal, you should indicate such personal interest in the space provided on the proxy card (or on the voting instruction form), and you should contact our General Counsel at (770) 776-2215 (Fax: (770) 810-4319), who will advise you as to how to submit your vote for this proposal.  If you hold your shares in “street name” and believe that you, or a related party of yours, possesses a personal interest in the approval of this proposal, you should contact the representative managing your account, who should then contact our General Counsel on your behalf.

Recommendation

The Board of Directors unanimously recommends a vote FOR the foregoing resolution approving the three year extension of the consulting engagement of our Co-Chief Executive Officer and Chairman of the Board, and one year severance period and related severance payments to him in the event of the termination by our Company of his consulting engagement without cause.

PROPOSAL 3: RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR
ANNUAL REMUNERATION

Background

In December 2013, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, or Kost Forer, was appointed by the Company’s shareholders as the Company’s independent auditors for the fiscal year ending December 31, 2013, and for such additional period until the Meeting. Pursuant to the Sarbanes-Oxley Act of 2002, as amended, the Audit Committee has already acted to approve the re-appointment of Kost Forer as the Company’s independent auditors and the fixing of its remuneration, as well as the terms of its engagement. In furtherance of such approval, the Board has nominated Kost Forer once again for re-appointment as the independent auditors of the Company for the fiscal year ending December 31, 2014 and for such additional period until the next annual general meeting of shareholders.  At the Meeting, the Company’s shareholders will be requested to approve such re-appointment, as well as to authorize the Board to fix the remuneration of the auditors in accordance with the volume and nature of their services.

Proposed Resolutions for Proposal 3

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2014 and for such additional period until the next Annual General Meeting of Shareholders, such re-appointment having been previously approved by the Audit Committee.”

“RESOLVED FURTHER, that the Company’s Board be, and hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee.”

Required Vote for Proposal 3

The approval of Proposal 3 requires the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, and voting on the proposal.  Ordinary shares present at the Meeting that are not voted for the approval of this proposal or ordinary shares present by proxy where the shareholder properly withholds authority to vote with respect to this proposal (including broker non-votes) will not be counted towards the achievement of a majority for the proposal.

Recommendation

The Board of Directors unanimously recommends to the Company’s shareholders to vote in favor of (i) the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company and (ii) the authorization of the Board to fix the remuneration of the auditors in accordance with the volume and nature of their services.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

At the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2013 will be presented. A copy of the Company’s Annual Report on Form 20-F covering the 2013 year (including the audited consolidated financial statements for the year ended December 31, 2013) is being made available to shareholders through the Securities and Exchange Commission website. Alternatively, you may request a printed copy of the Annual Report by calling Jacada’s Investors Relations department in the U.S at 770-352-1300 or in Israel at +972(9) 952-5900.

OTHER MATTERS

The Board does not intend to bring any matter before the Meeting other than as specifically set forth in the Notice of Annual General Meeting of Shareholders and in this Proxy Statement and knows of no other matter to be brought before the Meeting by others.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board.

By Order of the Board of Directors Gideon Hollander Chairman of the Board of Directors October 7, 2014